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<FILENAME>r4017f2-033103.txt


          SECURITIES AND EXCHANGE COMMISSION            ------------------------
                WASHINGTON, D.C. 20549                            OMB Approval
                     FORM N-17f-2                       ------------------------
                                                        OMB Number   3235-0360
   Certificate of Accounting of Securities and Similar  Expires:  July 31, 1994
             Investments in the Custody of              Estimated average burden
            Management Investment Companies             hours per response. 0.05

        Pursuant to Rule 17f-2 [17 CFR 270.17f-2]

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1. Investment Company Act File Number:

      811-524

   Date examination completed:  March 31, 2003

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2. State identification Number:  N/A
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     AL        AK        AZ        AR       CA        CO
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     CT        DE        DC        FL       GA        HI
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     ID        IL        IN        IA       KS        KY
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     LA        ME        MD        MA       MI        MN
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     MS        MO        MT        NE       NV        NH
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     NJ        NM        NY        NC       ND        OH
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     OK        OR        PA        RI       SC        SD
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     TN        TX        UT        VT       VA        WA
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     WV        WI        WY        PUERTO RICO
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     Other (specify):
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3. Exact name of investment company as specified in registration statement:

 The Dreyfus/Laurel Funds, Inc.
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4. Address of principal executive office (number, street, city, state, zip code)

      200 Park Avenue, 55th Floor, New York, NY10166
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Independent Accountants' Report



The Board of Directors of
The Dreyfus/Laurel Funds, Inc.


We have examined management's assertion, included in the accompanying Management Assertion Regarding Compliance with Certain Provisions of the Investment Company Act of 1940, that The Dreyfus/Laurel Funds, Inc. (comprised of Dreyfus Premier Large Company Stock Fund, Dreyfus Premier Small Cap Value Fund, Dreyfus Premier Tax Managed Growth Fund, Dreyfus U.S. Treasury Reserves, Dreyfus Premier Limited Term Income Fund, Dreyfus Premier Balanced Fund, Dreyfus Institutional Prime
Money Market Fund, Dreyfus Bond Market Index Fund, Dreyfus Money Market Reserves, Dreyfus Municipal Reserves, Dreyfus Premier Midcap Stock Fund, Dreyfus Institutional U.S. Treasury Money Market Fund, Dreyfus BASIC S&P 500 Stock Index Fund, Dreyfus Disciplined Stock Fund, Dreyfus Institutional Government Money Market Fund and Dreyfus Premier Core Equity Fund) (the "Funds") complied with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 as of March 31, 2003. Management is responsible for the Funds' compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Funds' compliance based on our examination.

Our examination was made in accordance with attestation
standards established by the American Institute of Certified
Public Accountants and, accordingly, included examining,
on a test basis, evidence about the Funds' compliance with
those requirements and performing such other procedures as
we considered necessary in the circumstances.  Included among our procedures were the following tests performed as of March
31, 2003 and with respect to agreement of security purchases and sales, for the period from August 31, 2002 (the date of
our last examination) through March 31, 2003:
1)	Examination of Mellon Bank, N.A's (the "Custodian") security position reconciliations for all securities held by sub custodians and in book entry form;
2)	Confirmation of all securities hypothecated, pledged or placed in escrow with brokers;
3)	Inspection of documentation of other securities held in safekeeping by the
Custodian but not included in 1) and 2) above;
4)	Reconciliation between the Funds' accounting records and the custody records as of March 31, 2003 and verified reconciling items;
5)	Agreement of pending trade activity for the Funds as of March
31, 2003 to their corresponding subsequent cash statements;
6)	Agreement of Dreyfus Family of Funds' trade tickets for six
purchases and nine sales or maturities for the period August 31, 2002
(the date of our last examination) through March 31, 2003, to the books and records of the Funds noting that they had been properly recorded and subsequently settled;
7)	Confirmation of all repurchase agreements with brokers/banks and agreement of underlying collateral with the Funds' records;
8)	We reviewed Mellon Global Securities Services Report on Controls Placed in
Operation and Tests of Operating Effectiveness ("SAS 70 Report") for the period January 1, 2002 through December 31, 2002 and noted no negative findings were reported in the areas of Asset Custody and Control; and
9)	We inquired of the Custodian who concurred that all control policies and procedures detailed in Section IV Control Objective, Controls and Tests of Operating Effectiveness of the SAS 70 Report, have remained in operation and functioned adequately from January 1, 2003 through March 31, 2003.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Funds' compliance with specified requirements.

In our opinion, management's assertion that The Dreyfus/Laurel Funds, Inc. complied with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of March 31, 2003, with respect to securities reflected in the investment accounts of the Funds is fairly stated, in all material respects.

This report is intended solely for the information and use of management and the Board of Directors of The Dreyfus/Laurel Funds, Inc., and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

June 25, 2003



June 25, 2003




Management Statement Regarding Compliance With
Certain Provisions of the Investment Company Act of 1940

We, as members of management of The Dreyfus/Laurel Funds, Inc. (comprised of Dreyfus Premier Large Company Stock Fund, Dreyfus Premier Small Cap Value Fund, Dreyfus Premier Tax Managed Growth Fund, Dreyfus U.S. Treasury Reserves, Dreyfus Premier Limited Term Income Fund, Dreyfus Premier Balanced Fund, Dreyfus Institutional Prime Money Market Fund, Dreyfus Bond Market Index
Fund, Dreyfus Money Market Reserves, Dreyfus Municipal Reserves, Dreyfus Premier Midcap Stock Fund, Dreyfus Institutional U.S. Treasury Money
Market Fund, Dreyfus BASIC S&P 500 Stock Index Fund, Dreyfus Disciplined
Stock Fund, Dreyfus Institutional Government Money Market Fund, and
Dreyfus Premier Core Equity Fund) (the "Funds"), are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, "Custody of Investments by Registered Management Investment
Companies," of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Funds' compliance with the requirements of subsections (b) and
(c) of Rule 17f-2 as of March 31, 2003 and from August 31, 2002 through March 31, 2003.

Based on this evaluation, we assert that the Funds were in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of March 31, 2003 and from August 31, 2002 through March 31, 2003 with respect to securities reflected in the investment accounts of the Funds.

The Dreyfus/Laurel Funds, Inc.

James Windels

Treasurer